UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Fox Entertainment Group, Inc.

(Name of Subject Company (Issuer))

News Corporation

Fox Acquisition Corp

(Name of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

35138T107

(CUSIP Number of Class of Securities)

Lawrence A. Jacobs, Esq.

News Corporation

Fox Acquisition Corp

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Amy Bowerman Freed, Esq. Hogan & Hartson L.L.P. 875 Third Avenue New York, NY 10022 (212) 918-3000	Lou R. Kling, Esq. Howard L. Ellin, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$5,427,540,000	$638,822

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The value of the transaction was calculated as the product of (i) $31.05 (the average of the high and low sales prices per share of the Class A common stock, par value $0.01 per share (the “Fox Class A Shares”) of Fox Entertainment Group, Inc. (“Fox”) on January 6, 2005 as reported by the New York Stock Exchange) and (ii) 174,800,000 (the maximum number of Fox Class A Shares (other than shares held by News Corporation or its subsidiaries) that may be acquired in this transaction).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals $117.70 per million of the aggregate value of the News Corporation Class A Shares offered by the bidder.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$638,822
Form or Registration No.:	Form S-4
Filing Party:	News Corporation
Date Filed:	January 10, 2005

❑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

❑	issuer tender offer subject to Rule 13e-4.

❑	going-private transaction subject to Rule 13e-3.

❑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ❑

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed on January 10, 2005 by News Corporation, a Delaware corporation, and Fox Acquisition Corp, a Delaware corporation and a wholly owned direct subsidiary of News Corporation. This Schedule TO relates to the offer by Fox Acquisition Corp to exchange (the “Exchange Offer”) 1.90 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “News Corporation Class A Shares”) for each outstanding share of the Fox Class A Shares on terms and conditions contained in the prospectus related to the Exchange Offer dated January 10, 2005 (the “Prospectus”) and the related Letter of Transmittal.

The information set forth in the Prospectus and in the related Letter of Transmittal is incorporated herein by reference.

Item 11. Additional Information.

News Corporation held a conference call on January 10, 2005 relating to the Exchange Offer. A transcript of such conference call is attached hereto as Exhibit (a)(9). The information set forth in the transcript is incorporated herein in its entirey by reference.

Item 12. Exhibits.

(a)(9)	Transcript of conference call dated January 10, 2005 (incorporated herein by reference to News Corporation’s Form 425 filed on January 10, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

News Corporation

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President and Group General Counsel

Fox Acquisition Corp

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President, General Counsel

Date: January 10, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(9)	Transcript of conference call dated January 10, 2005 (incorporated herein by reference to News Corporation’s Form 425 filed on January 10, 2005).

5